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JAN 12 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/19 (MM/DD/YY) AND ENDING 10/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGLAS SCOTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 ALMA DRIVE, SUITE 110A
(No. and Street)

PLANO	TX	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JODI ROSENBERG — (972) 235-8468 EXT. 100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANVILLE & CO.
(Name – *if individual, state last, first, middle name*)

1514 OLD YORK ROAD	ABINGTON	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGLAS SCOTT SECURITIES, INC., as of JANUARY 5, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI ROSENBERG
Notary Public, State of Texas
Comm. Expires 09-02-2024
Notary ID 130807000

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPLEMENTAL INFORMATION

DOUGLAS SCOTT SECURITIES

CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Douglas Scott Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the "Company") as of October 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2019.

Abington, Pennsylvania
January 5, 2021

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2020

ASSETS

Cash	$	18,635
Advances to employees		4,500
Total Assets	$	23,135

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	660
Note payable		94,722
Total liabilities		95,382
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained deficit		(93,147)
Total stockholder's deficit		(72,247)
Total Liabilities and Stockholder's Deficit		23,135

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Operations
For the Year Ended October 31, 2020

Revenues:	
Concession income	$ 154,257
Reimbursement income	123,470
Interest income	14
Total revenue	277,741
Expenses:	
Salaries and compensation	354,939
Communications	3,030
Occupancy and equipment costs	6,199
Regulatory fees and expenses	17,025
Professional fees	17,755
Other expenses	3,929
Total expenses	402,877
Net loss before taxes	(125,136)
Provision for income taxes	-
Net Loss	$ (125,136)

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2020

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at October 31, 2019	1,000	$ 10	$ 20,890	$ 31,989	$ 52,889
Net Loss	-	-	-	(125,136)	(125,136)
Balances at October 31, 2020	1,000	$ 10	$ 20,890	$ (93,147)	$ (72,247)

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended October 31, 2020

Cash Flows from Operating Activities	
Net loss	$ (125,136)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in advances to employees	(4,500)
Decrease in accrued expenses	(1,318)
Net cash provided by operating activities	(130,954)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	
Proceeds from note payable	116,500
Payments of note payable	(21,778)
Net cash provided by financing activities	94,722
Net decrease in cash	(36,232)
Beginning cash	54,867
Ending cash	$ 18,635

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Notes to the Financial Statements
October 31, 2020

Note 1 – Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer. Related commission expense is recognized when related concession income is recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2020, the Company had net capital of approximately $17,975, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current	
Federal	$ --
State	--
Total Current	--
Deferred	
Federal	--
State	--
Total Deferred	--
Net Current and Deferred Tax Expense	$ --

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2036	18,373
2038	5,324
2040	125,601
	149,298

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	31,353
Less: valuation allowance	(31,353)
	--

Note 3 – Income Taxes, continued

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance increased $25,018 during the year ended October 31, 2020. The change in valuation allowance is due to a net loss incurred during the year that increased the Company's net loss carryforward. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 – Related Party Transactions

All concession income for the year ended October 31, 2020 was earned from sales of partnership interest in programs sponsored by an Affiliate. The Company also has an expense sharing agreement with this Affiliate whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on an Affiliate. The Company's financial position and results of operations could be significantly different if the Company was independent of its Affiliate.

Note 5 – Paycheck Protection Plan ("PPP") Loan

The Company received loan proceeds in the amount of approximately $116,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period. During the year the Company paid $21,778 of the total $116,500 loan provided by the PPP.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used these proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan and has applied for loan forgiveness.

Note 6 – Coronavirus

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the *Coronavirus Aid, Relief, and Economic Security Act* (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

Note 6 – Coronavirus, continued

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company. To date, the Company is experiencing a decline in revenue.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

October 31, 2020

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2020

Computation of Net Capital

Total stockholder's equity qualified for net capital	(72,247)
Add:	
Other deductions or allowable credits	94,722
Total capital and allowable subordinated liabilities	22,475
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	(4,500)
Net capital before haircuts on securities positions	17,975
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Net capital	$ 17,975

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 660
Total aggregate indebtedness	$ 660

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2020

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	44
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of minimum required	$	12,975
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	11,975
Ratio: Aggregate indebtedness to net capital	0.04	to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited Focus II-A Report.

The accompanying notes are an integral part of these financial statements.

Schedule II

DOUGLAS SCOTT SECURITIES INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2020

Exemptive Provisions

The Company is considered a non-covered firm and is exempt from Rule 15c3-3 as the Company limits its business activities as a direct participation broker-dealer.

Schedule III

DOUGLAS SCOTT SECURITIES INC.
Information Relating to the Posession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2020

The Company is considered a non-covered firm and is exempt from the provisions of Rule 15c3-3 under under the Securities Exchange Act of 1934, pursuant to footnote 74 to SEC Release 34-70073.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Douglas Scott Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Douglas Scott Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to primary sales of oil and gas direct participation program sales. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Douglas Scott Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
January 5, 2021

Douglas Scott Securities, Inc. Exemption Report

Douglas Scott Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) primary sales of oil and gas direct participation program sales.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Mann, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: December 21, 2020